EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	08/07/13
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	form8-k.htm
	Form 8-K, CHCO Boston Investor Presentation
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EX-99.1	ex99-1.htm
	Exhibit 99.1, Slides for Boston Investor Presentation
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8-K	submissionpdf.pdf
	Printable copy, Form 8-K CHCO Boston Investor Presentation

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
August 7, 2013



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure.

City Holding Company (the "Company") is scheduled to meet with and make presentations to certain institutional investors and shareholders on Wednesday, August 7, 2013. Charles R. Hageboeck, President and CEO, will make the Company's presentations. A copy of the slide presentation to be used by the Company during these meetings is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein. Such slide presentation will also be available on the Company's web site at www.bankatcity.com. Information contained on the Company's website expressly is not incorporated by reference into this Current Report on Form 8-K.

The information in the preceding paragraph, as well as Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of that section. It may only be incorporated by reference into another filing under the Exchange Act or Securities Act of 1933 if such subsequent filing specifically references Section 7.01 of this Current Report on Form 8-K. All information in the slide presentation speaks as of the date thereof and the Company does not assume any obligation to update said information in the future. In addition, the Company disclaims any inference regarding the materiality of such information which otherwise may arise as a result of its furnishing such information under Item 7.01 of this report on Form 8-K.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1	Copy of slide presentation

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>August 7, 2013</u>   **City Holding Company**

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer

-2-



Boston Roadshow

Scott & Stringfellow

August 7, 2013

Forward looking statements

This presentation contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company could have adverse legal actions of a material nature; (4) the Company may face competitive loss of customers; (5) the Company may be unable to manage its expense levels; (6) the Company may have difficulty retaining key employees; (7) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (8) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (9) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (10) the Company may experience difficulties growing loan and deposit balances; (12) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") recently adopted by the United States Congress; and (13) the integration of the operations of City Holding and Community Financial may be more difficult than anticipated.. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

City *Holding Company*



- Total Assets — $3.4 bil
- Branches — 83
- FTE — 931
- Market Cap — $698 mil
- Institutional Ownership — 63%
- Average Daily Volume — $1.6 mil

Date: July 29, 2013

City Holding Company

Value in the banking sector?

Checklist for success in current environment:

- Capital
  - Strongly capitalized
- Markets
  - Solid distribution network
  - Stable geographic markets
  - Disciplined competition
- Performance
  - Strong net interest margin
  - Strong NIM management
  - Strong fee income
  - Ability to control expenses

- Growth
  - Liquidity to grow
  - Ability to grow share in market
  - Opportunity to grow into new markets
- Management

City *Holding Company*

City Holding Company

- **Markets:** Operates an extremely strong retail/commercial franchise in stable markets with disciplined competition

- **Asset Quality:** Strong compared to peers and City's management has recognized and dealt with issues

- **Performance:** Has consistently outperformed peers with respect to earnings, capital, and liquidity

- **Growth:** Growing and succeeding in slow-growth stable markets with targeted expansion into new markets

City *Holding Company*

City National Markets



Acquisitions in Growth Markets



Virginia Savings Bank

- Closed May 31, 2012
- 5 branches in Virginia
- $73 million in loans
- $123 million in deposits
- 5,700 households
- Regional population of 185,000
- Regional Households of 72,000
- Projected Population growth of 5.0% over 5 yrs
- Our primary competitors in this market are BB&T, United Bank, Bank of Clarke County, and Wells Fargo

Community Bank

- **Closed January 10, 2013**
- **10 branches in Virginia**
  - Eight Branches in Staunton, VA region
    - Population of 205,000
    - Households of 79,000
    - Competitors: STEL, BBT, STI, BOA, UBSI
  - Two Branches in Virginia Beach Region
    - Population of 1.7 million
    - Households of 625,000
- **$410 million in loans**
- **$380 million in deposits**
- **14,100 households**
- **Projected Population growth of 3.1% over 5 years in Staunton, VA region**

City *Holding Company*

Market Position

Market	Population	Deposits ($mm)	Deposit Share (%)	Branches	Branch Share (%)	Branch Rank
Winchester/Martinsburg	351,000	$206	5 %	9	9 %	2
Charleston MSA	305,000	575	10	17	17	1
Huntington/Ashland MSA	285,000	366	9	13	12	1
Valley Region	205,000	278	14	9	14	3
Beckley/Lewisburg WV	115,000	530	28	13	28	1
Virginia Beach	436,000	89	2	2	2	11

Note: Green highlight indicates market expansion as a result of the acquisition.

10

City Holding Company



Virginia Savings Bank
Progress resolving asset quality problems

- **Took a $10.1 million Mark-to-Market at acquisition**

- **Progress (1 year following acquisition):**
  - *Non-performing assets down 50% due to charge-off or workout*
  - *Classified loans down 15%*
  - *OREO down 48% due to charge-off or workout*
  - *Past-due loans down 75%*

- **Remaining Mark at 6/30/2013 - $4.5 million**
  - *212% of NPA's*

City *Holding Company*

Community Bank
Progress resolving Asset Quality Problems

- **Took a $37.1 million Mark-to-Market at acquisition**

- **Progress (5 months after acquisition):**
  - *Classified Loans down 15%*
  - *Non-performing loans down 13%*
  - *OREO down 64% due to charge-off or workout*
  - *Past-due loans down 65%*

- **Remaining Mark at June 30, 2013: $32.6 million**
  - *204% of NPA's*

City *Holding Company*

Retail Enhancements in Virginia

- **80% of Virginia Branches acquired are unprofitable due to absence of retail loans**
  - *Solution: Originate Retail Loans*
- **Under CHCO, YTD Retail Loan Production: $21.6MM**
  - *Annualizes to $37MM*
  - *Goal of $50MM for 2014*
  - *Was not a focus for predecessors due to liquidity constraints*
  - *Significant Opportunity for CHCO to improve the profitability of the Virginia franchise*

City *Holding Company*

Retail Enhancements in Virginia

- **Closed Harrisonburg Branch (Feb 2013)**
  - *Had 288 households; Primarily Indirect Auto Focus*
- **Indirect Auto Loans**
  - *down $6 MM (28%) since January 2013*
  - *Scale business*
  - *Unacceptable long-term losses*
- **Relocated Winchester Branch (Aug 2013)**
- **Renovated Woodstock Branch (Aug 2013)**

City *Holding Company*

Facility Enhancements - Woodstock, Virginia

BEFORE



AFTER







City Holding Company

Facility Enhancements
Winchester, Virginia

BEFORE



AFTER







City Holding Company

Financial Impact of Acquisitions:

	VSB - Before	VSB - After	Community - Before	Community - After
Branches	5	5	11	10
FTE	48	37 (-23%)	153	82 (-45%)
Loans^	$73 MM (Mar 12 Call)	$72 MM	$371 MM	$381 MM *
Deposits	$120 MM	$120 MM	$385 MM	$356 MM **
Expenses	$4.7MM (2011)	$3.0MM (-36%) (YTD Ann)	$14.7 MM (2012)	$8.5 MM (-42%) (YTD Ann)
Households	5,210	5,525	14,067	13,754 *

^   Loans are balances after the mark-to-market
*   Closed Harrisonburg Branch with 188 Households in Feb 2013
**   Brokered Deposits

City Holding Company

Industry Challenges in 2013:

- **Economic Activity & Loan Growth**
- **Margin Compression**
- **Loan Competition**
- **Regulatory Compliance**
- **Future Regulatory Agenda**

City *Holding Company*

The key to City's success: an enviable deposit franchise

- Branches   83
- Average Deposits per Branch $34.2 MM
- Average Households per Branch   2,200
- Average Deposit Share   12.2%
- Average Household Share*   24%

- * - Excludes Coastal Region

City *Holding Company*

Low cost and stable funding:



Data: June 30, 2013



CHCO's sensitivity to interest rate risk :

Immediate Basis Point Change in Interest Rates	Estimated Increase or Decrease in Net Income between 1-12 months
+400 Bp	+2.9%
+300 Bp	+3.8%
+200 Bp	+2.8%
+100 Bp	+0.2%

Assumes that deposit mix changes as rates rise

Data: June 30, 2013

City *Holding Company*

Strong deposit franchise drives top decile non-interest revenue:

City Holding Company



68.1%

31.9%

- Non Interest Income
- Net Interest Income

*As of June 30, 2013. Non-interest income excludes investment gains/(losses)

Peer Group



25.3%

74.7%

- Non Interest Income
- Net Interest Income

Sample of 277 reporting publicly traded banks and thrifts with assets between $1 and $10 billion as of March 31, 2013, excluding investment gains/(losses)

City *Holding Company*

Non-interest income is branch driven:

	2008	2009	2010	2011	2012	YTD 2013
Bankcard Revenues	$8.6	$9.0	$9.9	$11.1	$12.4	$6.6
Service Charges	$37.4	$36.0	$30.1	$27.0	$26.3	$13.4
Insurance	$4.2	$5.6	$5.5	$5.9	$6.1	$3.2
Investment Management	$2.2	$2.3	$2.8	$3.1	$3.8	$2.0
BOLI	$2.9	$3.3	$3.4	$3.2	$3.0	$1.6

City Holding Company



Past Dues: Increase in 2013 reflects Acquisition

Past Dues
Originated & Acquired
as of June 30, 2013

	C&I	CRE	RRE	HE	Con	Total
Originated	$0.2	$2.6	$6.5	$0.7	$0.4	$10.4
Acquired	$3.7	$13.6	$2.0	-	$0.7	$20.0
Total	$3.9	$16.2	$8.5	$0.7	$1.1	$30.4

City Holding Company

Charge-off trends:



Source: FDIC, All Insured Depository Institutions
Peer data as of March 31, 2013

City *Holding Company*

Non-performing assets & OREO



Source: FDIC, All Insured Depository Institutions
Peer data as of March 31, 2013

City Holding Company

A High Performing Bank

1. Bank Director ranked City #3 of largest 150 US banks in 2010

2. Bank Director ranked City #8 among US Banks with assets between $1B - $5B in 2011

3. 2013: Bank Director named City 10th on the "Nifty Fifty" for best use of capital



City Holding Company









Growth:

CHCO is positioned to achieve "reasonable growth" in its core franchise

- Commercial
- Retail
- Insurance
- Trust & Investment Management

Commercial loan growth:

Success achieved due to community bank orientation, strong team, strong underwriting, and strong local economies



Growth percentages exclude acquisitions in 2005, 2012 & 2013



Deposit growth opportunity:

CHCO has many small deposit relationships; peers tend to have larger commercial & public deposits

	Branches	Deposits	Deposits/Branch
CHCO	**83**	**$ 2.9 B**	**$35 million**
BBT	80	$ 6.0 B	$74 million
UBSI	38	$ 1.9 B	$51 million
JPM	19	$ 1.2 B	$66 million
HBAN	17	$ 0.9 B	$53 million

Includes branches within 5 miles of City branch
Source: SNL

City Holding Company

CityInsurance: Growing

Revenues

- 2006 $2.3 million
- 2007 $4.1 million
- 2008 $4.2 million
- 2009 $5.6 million
- 2010 $5.5 million
- 2011 $5.9 million
- 2012 $6.1 million
- 2013 $3.2 million YTD

Lines of Business

Personal Lines
Workers Compensation
Health/Benefits/Life Ins
Property/Casualty
Medical Malpractice

Markets

Charleston (3 locations)
Huntington
Ripley
Ripley
Beckley
Martinsburg
Ashland

Acquisitions

Dickens & Clark (Teays Valley)
Patton Insurance - Nitro
     Millcreek Insurance -

Ashland Area Insurance

City *Holding Company*

Trust AUM: Strong growth
CAGR (Dec 31, 2004-December 31, 2012) over 11.2%



CHCO: Capital flexibility

- Tangible common equity at 6/30/13: 8.90%

- Dividends
    - Increased 10% in April 2004 to $0.88
    - Increased 14% in April 2005 to $1.00
    - Increased 12% in April 2006 to $1.12
    - Increased 11% in April 2007 to $1.24
    - Increased 10% in April 2008 to $1.36
    - Increased 3% in January 2012 to $1.40
    - **Increased 6% in March 2013 to $1.48**
    - **Dividend yield of 3.3% (as of 7/29/13)**
    - **Dividend payout ratio 51% (Analyst est. EPS for 2013 of $2.93)**

- Share repurchases
    - Purchased 237,535 shares during 2012 (1.6%)
    - Purchased 755,501 shares during 2011 (4.9%)
    - Driven by CHCO's strong profitability, CHCO can achieve greater long-term share repurchase activity than peers.

City *Holding Company*



Share Count:





Growth per share (12/31/04 – 6/30/13):

- Loans per share: 7.6% CAGR
- Deposits per share: 6.6% CAGR
- Non-interest inc per share: 2.3% CAGR
- Expenses per share*:   4.5% CAGR

Implication: While CHCO operates in relatively low growth markets, high profitability allows share repurchases, which have driven core earnings despite the economic environment of the last several years

*-Excludes one-time merger expenses

City *Holding Company*

Acquisition philosophy:

- Historically less acquisitive than peers
- Acquisitions must truly be strategic or meaningfully accretive
- Opportunities have increased
- Actively looking:
  - In-market
  - Adjacent market
  - Growth markets
- Size: Generally $100MM to $1B

City *Holding Company*

Acquisition territory:



City *Holding Company*

CHCO represents good value and stability

- **Pricing Metrics*:**
- Price to Book: 189%
- Price to Tangible Book: 237%
- Price to 2014 Projected Earnings**
          14.2x
- Dividend Yield   3.3%
- Div Payout Ratio (First Call)**   47%
- Tangible Capital/Tangible Assets***   8.90%
- Institutional Ownership   63%

*   Based on Price of $44.45(7/29/13)

** Based on analyst estimate of $3.14 (average of 6)

City Holding Company

Value in the banking sector?

Checklist for success in current environment:

Capital
- Strongly capitalized - *TCE approaching 9%*

Markets
- Solid distribution network - *Excellent*
- Stable geographic markets - *Yes; WV, E Kentucky, and Western Va.*
- Disciplined competition - *Yes - few de novo's*

Performance
- Strong net interest margin - *Yes*
- Strong NIM management - *See results - very stable*
- Dependence on Non-Interest Income - *Top decile*
- Ability to control expenses - *Top decile efficiency ratio*

Growth
- Liquidity to grow - *Extremely strong*
- Ability to grow share in market - *5-mile branch share 32%; deposit share 14%*
- Opportunity to grow into new markets - *Well positioned*
- Management - *Experienced team with great results*

City *Holding Company*

Questions?

City *Holding Company*